                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               Hughes Supply, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    444482103
                -------------------------------------------------
                                 (CUSIP Number)

                   James D. Davis, 2001 Park Place, Suite 320,
                    Birmingham, Alabama 35203 (205) 324-7681
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 19, 1996
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 444482103                   13D                     PAGE 2 OF 7 PAGES

---------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

                 James D. Davis
---------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
---------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                 OO
---------------------------------------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 [ ]
---------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                     0

                      -----------------------------------------------------------------------------------------
     NUMBER OF          8     SHARED VOTING POWER
      SHARES                         0
   BENEFICIALLY
     OWNED BY         -----------------------------------------------------------------------------------------
       EACH             9     SOLE DISPOSITIVE POWER
     REPORTING                       0
      PERSON
       WITH           -----------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                     0

---------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   0

---------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]
---------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0

---------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                   IN

---------------------------------------------------------------------------------------------------------------


                                     2 of 7

CUSIP NO. 444482103                   13D                     PAGE 3 OF 7 PAGES

---------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON

                  Jemison Investment Co., Inc.

---------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                 (a) [ ]
                                                                                                 (b) [X]
---------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  OO

---------------------------------------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]
---------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                                     525,117

    NUMBER OF         -----------------------------------------------------------------------------------------
     SHARES             8     SHARED VOTING POWER
  BENEFICIALLY                         -0-
    OWNED BY
      EACH            -----------------------------------------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON                          525,117
      WITH
                      -----------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                       -0-

---------------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   525,117

---------------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [ ]
---------------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.2%

---------------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                   CO

---------------------------------------------------------------------------------------------------------------


                                     3 of 7

                           This Amendment No. 3 to Schedule 13D amends and
                  supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 8, 1996, the Amendment No. 1 to the Schedule 13D filed with the SEC on May 31, 1996 (the "Amendment No. 1"), and the Amendment No. 2 to the Schedule 13D filed with the SEC on August 1, 1996 relating to the common stock, par value $1.00 per share, of Hughes Supply, Inc., a Florida corporation (the "Issuer"). Except as amended and supplemented herein, the information set forth in the originally filed Schedule 13D, the Amendment No. 1 and the Amendment No. 2 remains true and correct in all material respects.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Amendment No. 2 was filed with the Commission after the consummation of certain transactions described therein which resulted in the direct ownership by James D. Davis of 45,000 shares of Issuer common stock, and direct ownership by Jemison Investment Co., Inc., a Delaware corporation ("Jemison") of 549,956 shares of Issuer common stock, which amounts, when aggregated, constituted 6.1% of that class of Issuer securities at that time. As of November 8, 1996, James D. Davis sold 45,000 shares of Issuer common stock, and at such time James D. Davis ceased to have any direct ownership interest in the Issuer. As of December 19, 1996, Issuer had 11,518,298 shares of common stock outstanding. On that date, Jemison sold 14,000 shares of Issuer common stock. Prior to such sale, Jemison owned 584,645 shares, equal to 5.08%, of Issuer common stock. After such sale Jemison owned 570,645 shares, equal to 4.95%, of Issuer common stock. After December 19, 1996, Jemison's holdings of Issuer common stock continued to decline as a percentage of outstanding Issuer common stock due to a combination of sales by Jemison and issuances by Issuer. As of September 5, 2000, Jemison held 525,117 shares of Issuer common stock, or 2.2% of the 23,594,455 shares of Issuer common stock outstanding. Therefore, Jemison and James
                  D. Davis have ceased to be the beneficial owners of more than 5.0% of the common stock of Issuer and are no longer subject to the reporting requirements of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. This will be the final filing on Schedule 13D for James D. Davis and for Jemison.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the time of this statement, the Reporting Persons may be deemed to own beneficially in the aggregate the numbers and percentages of the Issuer's securities set forth opposite their names below (based upon the number of shares of Issuer


                                     4 of 7
                  securities that, according to the Issuer as filed in its Form 10-Q for the quarter ended April 30, 2000, were outstanding on June 2, 2000).

Name                      Shares of Issuer Securities          Percentage
----                      ---------------------------          ----------

James D. Davis                           0                          0%

Jemison Investment
Co., Inc.                           525,117                       2.2%

                  (c) No transactions have been effected by either of the persons listed in Item 5(a) during the past 60 days.

                  (e) As of November 8, 1996, James D. Davis ceased to be the beneficial owner of more than 5.0% of the Issuer securities. As of December 19, 1996, Jemison ceased to be beneficial owner of more than 5.0% of the Issuer securities. This Amendment No. 3 is, therefore, a final filing as to each of them.


                                     5 of 7

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE: September 5, 2000                     /S/ JAMES D. DAVIS
                              ------------------------------------------------
                                              James D. Davis

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned corporation certifies that the information set forth in this statement is true, complete and correct.

                                       JEMISON INVESTMENT CO., INC.,
                                          a Delaware corporation


DATE: September 5, 2000                    /S/ J. DAVID BROWN, III
                              ------------------------------------------------
                                           By J. David Brown, III
                                  Its Vice President & Assistant Secretary


                                     6 of 7

                                                                       EXHIBIT 1

                                    AGREEMENT

         The undersigned hereby states and agrees that the attached Amendment No. 3 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date: September 5, 2000
                                             /S/ JAMES D. DAVIS
                              ------------------------------------------------
                                               James D. Davis

                                    AGREEMENT

         The undersigned corporation hereby states and agrees that the attached Amendment No. 3 to Schedule 13D to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned corporation.

Date: September 5, 2000
                                        JEMISON INVESTMENT CO., INC.,
                                            a Delaware corporation


                                           /S/ J. DAVID BROWN, III
                              ------------------------------------------------
                                           By J. David Brown, III
                                  Its Vice President & Assistant Secretary


                                     7 of 7